Exhibit 21.1

LIST OF SUBSIDIARIES
OF
PALO ALTO NETWORKS, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Palo Alto Networks (Australia) Pty Ltd	Australia
Palo Alto Networks (Brasil) Ltda.	Brazil
Palo Alto Networks (Canada) Inc.	Canada
Palo Alto Networks (Germany) GmbH	Germany
Palo Alto Networks (Malaysia), LLC	Delaware
Palo Alto Networks (Mexico) S. de R.L. de C.V.	Mexico
Palo Alto Networks (Netherlands) B.V.	Netherlands
Palo Alto Networks (Norway) AS	Norway
Palo Alto Networks (Singapore) PTE. LTD.	Singapore
Palo Alto Networks (UK) Limited	United Kingdom
Palo Alto Networks Belgium B.V.B.A.	Belgium
Palo Alto Networks FZ LLC	United Arab Emirates
Palo Alto Networks Godo Kaisha	Japan
Palo Alto Networks International, Inc.	Delaware
Palo Alto Networks Korea, Ltd.	South Korea
Palo Alto Networks, L.L.C.	Delaware
PAN C.V.	Netherlands
PAN LLC	Delaware